Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

02042710

File No 82.3893

RECEIVED JUL 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

3 July 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

NEDCOR LIMITED: SANCTION OF THE SHARE SCHEME AND CONVERTIBLE DEBENTURE SCHEME – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange South Africa, for your information.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours faithfully

GS Nienaber
GROUP SECRETARY

cc: Stephen Siller

7/18

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

BOE
LIMITED

BoE Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003281/06)
Share code: BOE ISIN: ZAE000014890
("BoE")

SANCTION OF THE SHARE SCHEME AND CONVERTIBLE DEBENTURE SCHEME

1. INTRODUCTION

Further to the announcements dated Monday, 24 June 2002, BoE shareholders and holders of BoE convertible debentures issued in terms of The BoE Group 1998 Employee Incentive Scheme ("convertible debentures"), are advised that both the schemes of arrangement ("the schemes") in terms section 311 of the Companies Act, 61 of 1973, as amended, proposed by Nedcor, between BoE and its shareholders in terms of which Nedcor will acquire all the issued BoE shares ("the share scheme") and between BoE and its convertible debenture holders in terms of which Nedcor will acquire all the convertible debentures ("the convertible debenture scheme"), were sanctioned by the High Court of South Africa (Cape of Good Hope Provincial Division) ("the Court") on Tuesday, 2 July 2002.

The Orders of Court sanctioning the schemes will be lodged with the Registrar of Companies for registration and are expected to be registered shortly.

2. OUTSTANDING CONDITIONS PRECEDENT AND IMPORTANT DATES

Apart from the registration of the Orders of Court sanctioning the schemes, all conditions precedent relating to the schemes have been fulfilled.

The last day to trade in BoE shares on the JSE Securities Exchange South Africa ("JSE") in order to be registered by the share scheme record date to receive the share scheme consideration is on Wednesday, 3 July 2002. The share scheme record date on which BoE shareholders must be registered to receive the share scheme consideration and the convertible debenture scheme record date on which convertible debenture holders must have title to convertible debentures to receive the convertible debenture scheme consideration is by the close of trade on the JSE on Wednesday, 10 July 2002. The schemes should become operative at the commencement of trade on the JSE on Thursday, 11 July 2002.

BoE shareholders and BoE convertible debenture holders are referred to the terms of the schemes as set out in the respective circulars dated 1 June 2002 sent to BoE shareholders and BoE convertible debenture holders, respectively, copies of which are available for inspection at the registered office of BoE (BoE, Clock Tower Precinct, V&A Waterfront, Cape Town, 8001) during normal business hours.

Should any salient dates and times be amended, any such change will be published in the press and announced on SENS.

BoE SHAREHOLDERS WHO HAVE QUERIES REGARDING THIS ANNOUNCEMENT OR THE CONTENT TO WHICH IT RELATES SHOULD CALL THE TOLL-FREE HELPLINE PROVIDED BY GEORGESON SHAREHOLDER ON 0800 202 361. BoE CONVERTIBLE DEBENTURE HOLDERS WHO HAVE QUERIES SHOULD CONSULT THEIR HUMAN RESOURCES DEPARTMENT.

Johannesburg
Cape Town

2 July 2002

Investment bank and sponsor to Nedcor

NEDCOR INVESTMENT BANK

Joint independent advisers to BoE*

UBS Warburg
UBS Warburg Corporate Finance (South Africa) (Pty) Ltd
A financial services group of UBS AG
(Registration number 1994/008363/07)

Goldman Sachs

*Goldman Sachs International and UBS Warburg are acting for BoE and no one else in connection with this matter and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International and UBS Warburg or for providing advice in relation to this matter

Corporate law advisers and consultants to Nedcor

Edward Nathan & Friedland
CORPORATE LAW ADVISERS & CONSULTANTS

Lead sponsor to BoE

UBS Warburg
UBS Warburg Securities (South Africa) (Pty) Ltd
A financial services group of UBS AG
(Member of the JSE Securities Exchange South Africa)
(Registration number 1995/011140/07)

Legal advisers to BoE

sonnenberg hoffmann galombik

Lead sponsor to Nedcor for the schemes

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd

Merchant bank to BoE

BOE MERCHANT BANK
A Division of BoE Bank Limited
Co. Reg. No. 1951/000847/06

Sponsor to BoE

BOE SECURITIES
BoE Securities (Pty) Ltd
Member of the JSE Securities Exchange South Africa
Co. Reg. No. 1995/012240/07

Joint auditors to Nedcor

KPMG

Information agent

Georgeson Shareholder

Transfer secretaries

Computershare
Computershare Investor Services Limited
(Registration number 1958/003546/06)

Auditors and reporting accountants to BoE and joint auditors to Nedcor

Deloitte & Touche